Exhibit 99.1

Ur-Energy Inc.
(an Exploration Stage Company)
Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

March 31, 2011

(expressed in Canadian dollars)

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The Company is headquartered in Littleton, CO with assets predominantly located in the United States.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

The following provides management’s discussion and analysis of results of operations and financial condition for the three months ended March 31, 2011 and 2010. Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on April 27, 2011. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008. All figures are presented in Canadian dollars, unless otherwise noted.  As of January 1, 2011, Canada no longer accepts financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  As discussed below, the Company elected to adopt U.S. GAAP.  The numbers herein have been restated where appropriate to be in accordance with U.S. GAAP.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary analysis of economics of the Lost Creek Project); (ii) the Company’s belief that it will have sufficient cash to fund its capital requirements; (iii) receipt of (and related timing of) a U.S. Nuclear Regulatory Commission Source and Byproduct Materials License; Wyoming Department of Environmental Quality Permit and License to Mine; Record of Decision from the U.S. Bureau of Land Management, and all other necessary permits related to the Lost Creek Project; (iv) the Lost Creek Project will advance to production and the production timeline; (v) production rates, timetables and methods of recovery at the Lost Creek Project; (vi) the Company’s procurement and construction plans at the Lost Creek Project; (vii) the ability to complete additional uranium sales agreements, and upon what terms: (viii) the potential of new exploration targets on the LC North and LC South properties and on the Lost Creek Project area outside the current Lost Creek resource area; and (ix) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project, and the leased lands in the Nebraska exploration prospect. The exploration targets at the LC North and LC South properties and on the Lost Creek project area outside the current Lost Creek resource area are conceptual in nature only.  There has been insufficient exploration to define a mineral resource at these new exploration targets.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals;

Page1

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage corporation; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form  40-F, dated March 18, 2011, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects  under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum  Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves,” and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Page2

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties in the United States and Canada.  The Company is primarily focused on exploration within the geological uranium province centered on Wyoming, USA.  Two of the Company’s Wyoming properties, Lost Creek and Lost Soldier, contain defined resources that the Company expects to advance to production.  Lost Creek is progressing through the regulatory process and is expected to have all necessary licenses and permits in coming months.  Among its other properties in North America, the Company continues to hold its Screech Lake property in the Thelon Basin, Northwest Territories, Canada.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the property contains mineral reserves.  However, the Company’s March 16, 2011 NI 43-101 “Preliminary Assessment Lost Creek Property Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, the ability of the Company to obtain the necessary permits to operate the properties and to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as of March 31, 2011 and December 31, 2010.

	As at March 31, 2011 $	As at December 31, 2010 $
	(unaudited)

Total assets	75,427,096	76,006,165
Liabilities	(1,568,099)	(1,334,398)

Net assets	73,858,997	74,671,767

Capital stock and contributed surplus	171,533,849	167,740,245
Deficit	(97,674,852)	(93,068,478)

Shareholders’ equity	73,858,997	74,671,767

Page3

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

The following table contains selected financial information for the three months ended March 31, 2011 and 2010 and cumulative information from inception of the Company on March 22, 2004 to March 31, 2011.

	Three Months Ended March 31, 2011 $	Three Months Ended March 31, 2010 $	Cumulative from March 22, 2004 through March 31, 2011 $
	(unaudited)	(unaudited)	(unaudited)

Revenue	Nil	Nil	Nil
Total expenses (1)	(3,821,907)	(3,804,192)	(107,348,893)
Interest income	71,206	105,265	9,408,711
Loss from equity investment	(20,096)	(2,626)	(67,383)
Foreign exchange gain (loss)	(784,197)	(987,965)	(280,177)
Other income (loss)	(51,380)	(750)	908,430
Loss before income taxes	(4,606,374)	(4,690,268)	(97,379,312)
Recovery of future income taxes	-	-	(295,540)
Net loss for the period	(4,606,374)	(4,690,268)	(97,674,852)

Loss per common share: Basic and diluted	(0.04)	(0.05)

Cash dividends per common share	Nil	Nil

(1) Stock based compensation included in total expenses	637,238	186,222	17,053,071

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Page4

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
	2011	2010	2010	2010	2010	2009	2009	2009
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,821,907)	(3,227,656)	(5,225,345)	(2,981,561)	(3,804,192)	(3,419,379)	(5,336,536)	(3,616,032)
Interest income	71,206	70,302	83,516	92,912	105,265	141,016	130,519	218,637
Loss from equity investment	(20,096)	(2,401)	(13,635)	(10,770)	(2,626)	(4,365)	(13,490)	Nil
Foreign exchange gain (loss)	(784,197)	(819,035)	(588,286)	837,178	(987,965)	(1,393,136)	(814,255)	(1,933,051)
Other income (loss)	(51,380)	60,375	8,586	(12,000)	(750)	(34,878)	1,085,947	(117,332)
Loss before income taxes	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)	(4,710,742)	(4,947,815)	(5,447,778)
Recovery of future income taxes	Nil	Nil	Nil	Nil	Nil	(109,555)	Nil	Nil
Net loss for the period	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)	(4,820,297)	(4,947,815)	(5,447,778)

Loss per share – basic and diluted	(0.04)	(0.08)	(0.06)	(0.02)	(0.05)	(0.05)	(0.05)	(0.06)

Overall Performance and Results of Operations

From inception to March 31, 2011, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $150.0 million.  As at March 31, 2011, the Company held cash and cash equivalents, and short-term investments of $34.1 million.  The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling more than 230,000 acres (more than 93,000 hectares).

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek Property is located in the Great Divide Basin, Wyoming.  The Lost Creek Property comprises five projects covering a total of approximately 33,794 acres (13,676 hectares):  Lost Creek permit area, EN, LC South, LC North and Toby.  In this property area, the Company controls 1,753 unpatented mining claims and two State of Wyoming uranium leases.  In the Lost Creek permit area, currently being advanced to licensure and construction, the Lost Creek uranium deposit is approximately three miles (4.8 kilometers) long with the mineralization occurring in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. The Lost Creek project was acquired by the Company in 2005.  A royalty on future production of 1.67% is in place with respect to 20 claims at Lost Creek.  Other royalties exist on certain of the adjoining projects.

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Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

In March 2011, the Company announced that it had entered into its first uranium sales agreement related to production from Lost Creek.  The long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement.

As confirmed in a March 16, 2011 NI 43-101 Technical Report on Lost Creek, “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming,” (the “2011 Preliminary Assessment”) the reported mineral resources support the economic viability and continued development to mine production of the project.  The 2011 Preliminary Assessment reports on two methods of mineral resource estimate, performing an economic analysis on the GT-contour method resource estimate which has been determined to be better suited to detailed mine development and planning for the current stage of development at Lost Creek.  Based upon the GT-contour method, the 2011 Preliminary Assessment reports NI 43-101 compliant resources at Lost Creek project are as follows:

Lost Creek Project Summary of Mineral Resources, March 2011
Resource Category	Short Tons (millions)	Grade (% eU3O8)	Pounds eU3O8 (millions)
Measured	2.54	0.052	2.66
Indicated	2.20	0.060	2.57
Measured + Indicated	4.731	0.055	5.221

Resource Category	Short Tons (millions)	Grade (% eU3O8)	Pounds eU3O8 (millions)
Inferred	0.77	0.051	0.78

Notes:

1.	Sum of Measured and Indicated tons and pounds do not add to the reported total due to rounding.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.

4.
Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value.  This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.

5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).
.
The 2011 Preliminary Assessment also includes a calculation of a mineral resource estimate using a modified polygonal method

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Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

– a methodology typically applied to exploration-level projects, and which was the method used for earlier reporting (2005, 2006, 2008) of mineral resource estimates on the Lost Creek project.  While this resource estimate serves generally to validate the earlier project resource estimates, the Lost Creek project has advanced significantly enough into the development phase of the project (e.g., delineation drilling; wellfield design and planning), that the GT-contour method resource estimate was deemed better suited for use as the resource estimate on which economic analysis would proceed.  The above economic analysis is based on an 80 percent recovery of the total of mineral resources,. The 2011 Preliminary Assessment is filed on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml.

Prior to the completion and filing of the 2011 Preliminary Assessment, an amendment to the 2008 Lyntek Preliminary Assessment was filed February 25, 2011 on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml: Amended NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (April 2, 2008, amended February 25, 2011) (Independent Qualified Persons C. Stewart Wallis, P.Geo., John I. Kyle, P.E., and Douglas K. Maxwell, P.E.).  The 2008 Lyntek Preliminary Assessment was released in amended form following a review of the Preliminary Assessment by the Ontario Securities Commission, which required the correction of certain deficiencies under the National Instrument. The amended report included analysis and recalculation of the mineral resources of the project, with the inclusion of certain drill data generated from the project from June 2006 - March 2008 that was not previously included in the report.  The 2008 Lyntek Preliminary Assessment has been superseded by the 2011 Preliminary Assessment.

Lost Creek Regulatory

Ur-Energy continues to focus its efforts on the regulatory processes necessary to obtain all required authorizations to mine uranium by in situ recovery methods at the Lost Creek project.  The required authorizations include permits and/or licenses from the U.S. Nuclear Regulatory Commission (“NRC”), the U.S. Bureau of Land Management (“BLM”) and the Wyoming Department of Environmental Quality (“WDEQ”).

On January 11, 2011, the NRC issued the draft NRC Source and Byproduct Materials License (“NRC License”) for the Lost Creek project.  The Corporation continues to advance matters to obtain the final NRC License, which will comprise the license itself and the two required reports:  the Safety Evaluation Report (“SER”) and the site-specific Supplemental Environmental Impact Statement (“SEIS”) for the project.  The NRC has prepared the SER, although it will not be issued until the Final Supplemental Environmental Impact Statement (“FSEIS”) and NRC License are issued.

The Company is currently preparing an NRC license amendment application to include the yellowcake drying and packaging circuit of the Lost Creek plant.  We anticipate the amendment application will be ready for submission at approximately the time the NRC License is issued, now estimated by NRC staff to be mid-summer 2011.  NRC guidance suggests the FSEIS may be issued in the second quarter.

The BLM is conducting the environmental review required before approving the Lost Creek Plan of Operations that was submitted to the BLM in November 2009.  A third party contractor is drafting the environmental review documents.  On February 11, 2011, the BLM issued a Notice of Intent (“NOI”) for the Lost Creek Plan of Operations.  The NOI commenced the scoping process related to the BLM’s Environmental Impact Statement (“EIS”) for the Lost Creek project’s Plan of Operations.  The BLM held a scoping meeting on March 7, 2011, and the scoping process comment period closed on March 14, 2011.  The BLM stated in the NOI that it “may decide it is appropriate to incorporate by reference into its own EIS all or part of the [NRC’s FSEIS] once it is complete.”

In November 2010, the Corporation submitted to the U.S. Environmental Protection Agency (“EPA”) an application for a permit to construct two holding ponds at Lost Creek.  The EPA has responded seeking additional information for the permit.  The additional information has been provided and the EPA has resumed their review.  Earlier, in May 2010, the Wyoming State Engineer’s Office issued its approval for the construction and operation of the two holding ponds at the Lost Creek site.

Page7

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

The permitting process with the WDEQ Land Quality Division (“WDEQ-LQD”) for the Permit to Mine is nearing completion.  The WDEQ-LQD has completed its technical review, and is moving toward issuance of the permit. The approval for the first mine unit will be a part of the WDEQ Permit when it is issued.  Current expectations are that the Permit to Mine will be issued in the second quarter of 2011 conditioned upon the BLM’s completion of its environmental review and approval of the Lost Creek Plan of Operations.

Previously, Lost Creek received its WDEQ-Air Quality Division Air Quality Permit (January 2010) and WDEQ-Water Quality Division Class I Underground Injection Control Permit (May 2010).  The latter permit allows Lost Creek to drill, complete and operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek project.  The Wyoming Game and Fish Department (“WGFD”) approved the Wildlife Management Plan submitted by the Company, including a determination that the Wildlife Management Plan meets all of the protection measures for the Greater Sage Grouse species.  Its approval will be incorporated into the WDEQ-LQD Permit to Mine.

Lost Creek Development Program – Drilling, Planning and Procurement

In addition to the historic drill data (approximately 563 holes) it owns with regard to Lost Creek, the Company has completed 1,096 drill holes totalling approximately 728,757 feet (222,125 meters) on the Lost Creek Project.  The Company also completed necessary delineation drilling for the planning of the first mine unit in 2008, and for the second mine unit in 2009.

Much of the 2010 drill program was conducted to advance the permitting processes.  The Company reported in January 2011 that a total of 39,061 feet (11,906 meters) of drilling in the program in 2010 accomplished the following: 45 drill holes to complete delineation of the portion of the KM horizon that lies beneath Mine Unit #1; improvements to 19 monitoring wells at the request of the WDEQ; and installation of two new monitoring wells.  Additionally, six wide-spaced exploration holes were drilled to test for potential roll fronts in the HJ, KM, and deeper horizons.  The drill results confirmed the presence of the reduction-oxidation (redox) fronts which will provide guidance for future exploration activities on these targets.

Mine Unit #1 is currently being permitted to recover uranium only within the HJ stratigraphic horizon, a unit that starts at a depth of approximately 325 feet (99 meters).  Resources within the underlying KM stratigraphic horizon, with the top of the horizon at about 475 feet (145 meters), will be permitted and mined as a separate future mine unit.  Because some resources within the KM horizon underlie Mine Unit # 1 they required delineation before mining Mine Unit #1.  The Company anticipates submitting applications for amendment of its licenses and permits, after they are received, to allow for mineral recovery from the underlying KM horizon.

Adjoining Projects in the Lost Creek Property

Ur-Energy’s in-house geologic evaluations of the Lost Creek permit area and adjoining properties held by the Company have identified multiple additional exploration targets.  The studies identified similar alteration characteristics, grade and thickness of mineralization to those in the Lost Creek deposit.  The Company conducted an initial exploration drilling program at LC South in 2010 which defined numerous individual redox systems occurring within several stratigraphic horizons.  The drill program included 159 drill holes, totaling 101,270 feet (30,867 meters), and identified deep alteration and uranium mineralization.  It is estimated that as many as 2,000 to 3,000 drill holes will be required over the course of several years to fully evaluate the exploration targets at LC North, LC South and areas within the Lost Creek permit area.  Planning of future drill programs is ongoing.

Page8

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Company Ventures: Hauber Project LLC and The Bootheel Project, LLC

As part of its 2010 obligations under the Hauber Project venture agreement, NCA Nuclear Inc. (subsidiary of Bayswater Uranium Corporation) drilled two drill holes for the purpose of testing in situ recovery amenability of the uranium mineralization in selected mineralized zones.  Positive results have been received from this initial testing regarding the in situ recovery amenability at Hauber Project.  Contingent upon general market conditions and available financing, NCA Nuclear intends to expand its evaluation of the Hauber Project through its 2011 program planned to include testing of the hydrologic properties of the producing horizon and to initiate further delineation drilling of the resource areas.  The Hauber Project maintains properties within the Black Hills Uplift in Crook County, Wyoming, comprising 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  NCA Nuclear completed an independent NI 43-101 mineral resource estimate of the properties at the Hauber Project in 2010 which concluded the properties hold approximately 1.45 million pounds of eU3O8 (Indicated Mineral Resources) in 423,000 tons at an average grade of 0.17% eU3O8.   Bayswater Uranium Corporation has filed the NI 43-101 report on www.sedar.com.  NCA Nuclear Inc. can earn a 75% interest in the Hauber Project by completing its US$1 million earn-in commitment.

Crosshair Exploration & Mining Corp.(“Crosshair”) continues to advance The Bootheel Project, in which Ur-Energy retains a 25% interest. Crosshair released an independent NI 43-101 resource estimate in August 2009 which reports the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 (Indicated Mineral Resource) in 1.4 million short tons, at a grade of 0.038% U3O8, and an Inferred Mineral Resource of 3.25 million pounds U3O8 (in 4.4 million tons) at an average grade of 0.037% U3O8.   This NI 43-101 report was filed by Crosshair on www.sedar.com.

Crosshair has announced its plans for a 2011 drill program, as well as the continuation of necessary wildlife surveys and other baseline monitoring at the project.  Ur-Energy has elected to not participate financially in the 2011 program, subject to its reservation of all rights under the Project operating agreement.

Additional Exploration Activities and Company Databases

In January 2011, Ur-Energy announced the expansion of its U.S. exploration activities into western Nebraska.  The Company has leased approximately 35,000 acres (14,164 hectares) (not contiguous) for initial exploration.  An in-house team of senior geologists conducted a detailed study mapping the subsurface geology and host formations, covering eleven counties in western Nebraska. The objective of the study was to identify potential uranium bearing paleo-channels in sandstone formations that may contain deposits similar in nature to Cameco Corporation’s (TSX: COO) Crow Butte deposit in Dawes County, Nebraska which currently is being mined by in-situ recovery methods. The Company’s exploration staff is planning for continued exploration of the leased lands.

Page9

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

The following tables summarize the results of operations for the three months ended March 31, 2011 and 2010.

	Three Months Ended March 31,
	2011	2010	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(1,906,128)	(1,319,540)	(586,588)	44%
Exploration and evaluation expense	(1,161,327)	(922,259)	(239,068)	26%
Development expense	(754,452)	(1,562,393)	807,941	-52%
Net loss from operations	(3,821,907)	(3,804,192)	(17,715)	0%
Interest income	71,206	105,265	(34,059)	-32%
Loss from equity investment	(20,096)	(2,626)	(17,470)	665%
Foreign exchange gain (loss)	(784,197)	(987,965)	203,768	-21%
Other income (loss)	(51,380)	(750)	(50,630)	6751%
Loss before income taxes	(4,606,374)	(4,690,268)	83,894	-2%
Recovery of future income taxes	Nil	Nil	Nil	Nil
Net loss for the period	(4,606,374)	(4,690,268)	83,894	-2%

Loss per share – basic and diluted	(0.04)	(0.05)	0.01	-20%

Expenses

Total expenses for the three months ended March 31, 2011 and 2010 were $3.8 million in each period which includes G&A expense, exploration and evaluation expenses and development expenses.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel and facility costs.  Expenses increased $0.6 million for the three month period.  The largest single factor affecting the first three months of 2011 were legal and consulting costs associated with a withdrawn stock registration statement and related offering which totaled $0.3 million.  Stock based compensation costs were up approximately $0.2 million due mainly to a higher market value of the Company’s stock.  Travel and investor relations costs accounted for most of the remaining increase in expenses over 2010.

Exploration and evaluation expenses increased $0.2 million for the three month period ended March 31, 2011 compared to the respective period in 2010.  The major factors behind the increase were higher stock based compensation costs, advanced royalty payments and project evaluation costs.

Development expense relates entirely to the Company’s Lost Creek project.  Overall expenses decreased $0.8 million for the three month period ended March 31, 2011 compared to the respective period in 2010.    The two primary factors in this were a reduction in permitting costs of approximately $0.3 million due to reduced NRC billings and a reduction of $0.5 million in drilling related expenditures as the Company did not engage in any drilling activities during the three months ended March 31, 2011.

Page10

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Other income and expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2011 as compared to those in 2010.

The net foreign exchange loss for the three months ended March 31, 2011 was primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar.  In 2010, the Canadian dollar strengthened during the three month period ended March 31 at a slightly greater rate than the comparable period in 2011 resulting in a larger loss in that period.

Loss per Common Share

Both basic and diluted loss per common share for the three months ended March 31, 2011 were $0.04 (2010 – $0.05).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.  There was more stock outstanding in 2011 due to stock option exercises and a private placement which resulted in a slightly lower loss per share despite comparable losses for the periods.

Liquidity and Capital Resources

As at March 31, 2011, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $34.1 million, an increase of $0.3 million from the December 31, 2010 balance of $33.8 million.  The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the three months ended March 31, 2011, the Company used $2.8 million of its cash resources to fund operating activities.  During the same period, the Company generated $0.7 million from investing activities (excluding short term investment transactions) and $3.2 million through financing activities.  The remaining $0.7 million decrease in cash in the three month period related to the effects of foreign exchange rate changes on cash resources.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties.  Operating activities used $2.8 million of cash resources during the three months ended March 31, 2011, as compared to $3.6 million for the same period in 2010.  The primary factors in this were an overall decrease in cash expenditures for the period ended March 31, 2011 of approximately $0.4 million and working capital changes of approximately $0.4 million.

During the three months ended March 31, 2011, the Company met the requirements associated with two of its reclamation bonds resulting in the release of $1.2 million in bonding deposits which was added to short term investments.  This was offset by an investment of $0.5 million in mineral properties, capital assets and pre-construction activities primarily relating to the purchase of specific plant equipment.

During the three months ended March 31, 2011, the Company raised $3.2 million through the exercise of stock options.

Page11

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Financing Transactions

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

The Company has a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit secured by a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

The Company announced on February 7, 2011 that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 10,000,000 Common Shares of the Company at a price of $3.00 per Common Share for gross proceeds of $30,000,000 (the “Offering”).  Closing of the Offering was delayed while the Company updated its continuous disclosure filings, including the preparation of an updated NI 43-101 Technical Report.  Due to the delay, the prospectus for the Offering was withdrawn by the Company on March 11, 2011.

Outstanding Share Data

As of April 27, 2011, the Company had 103,489,078 common shares and 5,409,868 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Page12

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	March-11	December 31,
	2011	2010
	$	$
	(unaudited)

Cash on deposit at banks	202,999	265,168
Guaranteed investment certificates	287,500	287,500
Money market funds	26,629,497	28,166,147

	27,119,996	28,718,815

The Company’s short term investments are composed of:

	As at	As at
	March-11	December 31,
	2011	2010
	$	$
	(unaudited)

Guaranteed investment certificates	5,838,333	5,122,289
Certificates of deposit	1,178,818	-

	7,017,151	5,122,289

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits.  They bear interest at annual rates ranging from 0.45% to 1.64% and mature at various dates up to February 17, 2012.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $6.5 million is covered by either the Canada Deposit Insurance Corporation or the United States Federal Deposit Insurance Corporation (“FDIC”).  As of April 15, 2011, several banks maintaining our deposits merged under a single charter resulting in a decrease in FDIC coverage of $5.8 million. Another $3.5 million is guaranteed by a Canadian provincial government; leaving approximately $26.7 million at risk should the financial institutions with which these amounts are invested be rendered insolvent at March 31, 2011.  The Company does not consider any of its financial assets to be impaired as of March 31, 2011.

Page13

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

As at March 31, 2011 the Company’s liabilities consisted of accounts payable and accrued liabilities of $1.1 million, all of which are due within normal trade terms.  Trade accounts payable are generally due within thirty days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and maintaining a significant portion of its cash equivalents and short-term investments in U.S. dollars, as well as holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company makes expenditures in both the United States and Canada and is therefore exposed to risk from changes in these currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At March 31, 2011, the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$28.5 million and had accounts payable of US$0.8 million which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at March 31, 2011. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $2.7 million impact on net loss for the three months ended March 31, 2011.  This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Page14

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.1 million impact on net loss for the three months ended March 31, 2011.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The Company’s average interest rate on invested cash was 0.77% which is less than 100 basis points for the three months ended March 31, 2011.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ materially from that shown above.

Transactions with Related Parties

During the three months ended March 31, 2011 and 2010, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production commences, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

As of March 31, 2011, the current and long term price of uranium was approximately US$58.50 and US$68, respectively.  This is reasonably consistent from US$62 and US$67 as of December 31, 2010.  Management reviewed the cash flow projections for properties which have NI 41-303 reports published by the Company and verified that the projected cash flows indicate no impairment is required. Management also did not identify any other impairment indicators for any of the Company’s mineral properties during the three months ended March 31, 2011.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, restricted share units, compensation options and stock options at fair value in the financial statements.

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Page15

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Management utilizes the intrinsic value method to calculate the value of the restricted share units.  This method uses the ending price as of the end of the last trading day before the grant of the units to determine the value of the units.

New Accounting Pronouncements

In January 2010, the FASB issued new guidance (ASU 2010-06) that requires new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, it requires reporting entities to 1) disclose separately the amount of significant transfers into and out of Level 1 and Level 2 fair-value measurements and to describe the reasons for the transfers, and 2) provide information on purchases, sales, issuances and settlements on a gross basis rather than net in the reconciliation of Level 3 fair-value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the Level 3 fair-value measurements disclosures that are effective for fiscal years beginning after December 15, 2010. The adoption of the updated guidance will not have an effect on the Company’s financial statements.

Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards / U.S. GAAP

In addition to the rules of the Ontario Securities Commission, the Company is subject to the reporting requirements of the United States Securities and Exchange Commission (“SEC”).  Under those SEC rules, companies are allowed to submit their financial statements using a foreign GAAP (Canadian GAAP for Ur-Energy) or International Financial Reporting Standards (“IFRS”) as long as they are considered a foreign private issuer (“FPI”).  For Ur-Energy, the primary criterion to maintain its FPI status is the ownership of the majority of the Company’s stock by non-United States investors.  This is verified with the transfer agency at the conclusion of the second quarter of each year.  If the Company loses its FPI status, it will have to file its statements with the SEC using U.S. GAAP.  As of January 1, 2011, Canadian GAAP may no longer be used by Canadian public companies and was replaced with IFRS.

Management believes that it is likely that the Company will lose its FPI status at some point in the next few years, potentially as soon as 2011.  Canadian public companies that are listed in the United States are permitted to prepare their financial statements in accordance with U.S. GAAP and do not have to reconcile back to IFRS.  Since the loss of FPI status would necessitate a change to U.S. GAAP, management adopted U.S. GAAP rather than IFRS effective January 1, 2011.

Page16

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Material differences between Canadian GAAP and U.S. GAAP to date are reported in note 16 to the Company’s annual audited financial statements as filed on www.sedar.com and http://www.sec.gov/edgar.shtml.  Through December 31, 2010, the only material differences between the Company’s Canadian GAAP financial statements and U.S. GAAP have been:

a) The interest savings from the early extinguishment of our debt obligation on acquiring the Lost Creek and Lost Soldier properties. Under Canadian GAAP, the interest saving was recorded as a reduction in the carrying value of the mineral properties. Under U.S. GAAP, the accrued but unpaid interest was recorded as a gain and included in income.

b) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, we recorded the full amount of the proceeds received on issuance as capital stock in the balance sheet.  Upon renouncing the income tax deductions, capital stock balance was reduced by the amount of the future income tax liability. This has resulted in the recognition of recoveries of future income taxes due to the reduction in our valuation allowance to offset the recorded liability.  For U.S. GAAP, the proceeds on issuance of these shares were allocated between the offering of the shares and the sale of the tax benefit. The premium paid by the investor in excess of the fair value of non flow-through shares (determined by the exchange price at the close of day on the day before the issuance) was recognized as a liability at the time the shares were issued and the fair value of non flow-through shares (shares issued at the exchange price) recorded as capital stock. Upon renouncing the income tax deductions, the premium liability was re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized was recorded as an income tax expense or benefit.

 Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Page17

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Company management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated March 17, 2011 which is filed on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/edgar.shtml .

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/edgar.shtml.

Page18

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2011

(Information as at April 27, 2011 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Corporate Offices
Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: 905- 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373	Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882

Website
www.ur-energy.com

Trading Symbols
TSX: URE
NYSE Amex: URG

Independent Auditors
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Computershare Investor Services Inc., Toronto
Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO

Page19